Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is prepared in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) and give effect to the previously announced acquisition of EQRx, Inc., a Delaware corporation (“EQRx”) by Revolution Medicines, Inc., a Delaware corporation (“Revolution Medicines”). On November 9, 2023 (the “Closing Date”), Revolution Medicines completed the acquisition of EQRx (the “EQRx Acquisition”). Pursuant to the Agreement and Plan of Merger, dated as of July 31, 2023 (the “Merger Agreement”), EQRx, LLC survived as a wholly owned subsidiary of Revolution Medicines.

The unaudited pro forma condensed combined financial information includes the issuance of 54.8 million shares of Revolution Medicines common stock to EQRx stockholders upon closing of the EQRx Acquisition.

The EQRx Acquisition provided Revolution Medicines with additional financing through the acquisition of EQRx’s cash and cash equivalents, marketable securities and short-term investments, which comprised the majority of EQRx’s balance sheet. As Revolution Medicines primarily acquired these monetary assets, the completion of the EQRx Acquisition was in substance a capital-raising transaction with an asset acquisition component. Therefore, the EQRx Acquisition is accounted for as a capital-raising transaction with an asset acquisition component. EQRx does not meet the definition of a business under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, referred to as ASC 805, due to the fair value of EQRx, excluding cash and cash equivalents, as of the date of the EQRx Acquisition being concentrated primarily in one asset class, marketable securities. Revolution Medicines has been determined to be the legal and accounting acquirer under ASC 805. The determination is primarily based on the evaluation of the following facts and circumstances;

•	The pre-combination equity holders of Revolution Medicines hold the relative majority of voting rights in the combined entity;

•	The pre-combination equity holders of Revolution Medicines have the right to appoint the majority of the directors on the combined entity board of directors;

•	Senior management of Revolution Medicines comprise the senior management of the combined entity;

•	Operations of Revolution Medicines comprise the ongoing operations of the combined entity; and

•	The primary assets of EQRx acquired at the closing of the EQRx Acquisition were cash and marketable securities.

Under the asset acquisition method of accounting, identifiable assets acquired and liabilities assumed of EQRx are allocated and recorded by Revolution Medicines on a fair value basis to the net assets acquired on the closing date. Any excess fair value of net assets of EQRx over the cost of the acquisition following determination of the actual purchase consideration is allocated to EQRx’s qualifying assets under ASC 805. As there were no qualifying assets acquired, the excess fair value of net assets under ASC 805 was recorded to equity, as a capital-raising transaction. Because EQRx had wound down a majority of its research and development activities and its operations by the time of the completion of the EQRx Acquisition, the net assets acquired were primarily comprised of cash and cash equivalents and marketable securities.

One-time direct and incremental transaction costs incurred prior to, or concurrent with, the completion of the EQRx Acquisition are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital as these costs were primarily incurred to issue Revolution Medicines common stock to finance the asset acquisition.

The estimated purchase price consideration, as calculated and described in Note 2 to the unaudited pro forma condensed combined statement of operations, has been allocated to the assets acquired and liabilities assumed based on their respective estimated fair values. The Company has made significant assumptions and estimates in determining the estimated purchase price consideration and the allocation of the estimated purchase price in the unaudited pro forma condensed combined statement of operations.

The following unaudited pro forma condensed combined statement of operations is based upon the historical consolidated statement of operations of the Company and statement of operations of EQRx after giving effect to the EQRx Acquisition, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes. The acquisition of EQRx has already been reflected in the Company’s historical audited consolidated balance sheet as of December 31, 2023. Therefore, no unaudited pro forma condensed combined balance sheet as of December 31, 2023 has been presented herein.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 is presented as if the acquisition had occurred on January 1, 2023. The historical consolidated statement of operations has been adjusted in the unaudited pro forma condensed combined statement of operations to give effect to the EQRx Acquisition. The unaudited pro forma condensed combined statement of operations should be read in conjunction with:

•

The historical financial information as of and for the year ended December 31, 2023, as derived from the audited historical consolidated financial statements of Revolution Medicines as of and for the year ended December 31, 2023, and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on February 26, 2024;

•

The historical financial information as of September 30, 2023, and for the nine months then ended, as derived from the unaudited financial information of EQRx as of and for the nine months ended September 30, 2023, and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on November 6, 2023.

The unaudited pro forma condensed combined statement of operations has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s results of operations actually would have been had the acquisition been completed as of the dates indicated or that may be achieved in the future.

In addition, the unaudited pro forma condensed combined statement of operations does not purport to project the future operating results of the combined company. The actual results reported by the combined company in periods following the acquisition may differ significantly from those reflected in these unaudited pro forma condensed combined statement of operations for a number of reasons, including cost savings from operating efficiencies, synergies, asset dispositions or restructuring that could result from the acquisition. There were no intercompany transactions between the Company and EQRx for the periods presented in the unaudited pro forma condensed combined statement of operations.

Unaudited Pro Forma Condensed Combined Statements of Operations

Year Ended December 31, 2023

(in thousands, except share and per share data)

	Revolution Medicines for the year ended December 31, 2023 (Historical)	EQRx for the nine months ended September 30, 2023 (Historical, After Reclassifications) (Note 2)	EQRx for the period from October 1, 2023 through November 9, 2023 (Historical)	Transaction Accounting Adjustments	Pro Forma Combined (after reclassification adjustments)
Revenue	$11,580	$—	$—		$11,580
Operating expenses:
Research and development	423,144	134,236	3,237		560,617
General and administrative	75,621	72,157	28,685		176,463
Restructuring	—	88,789	(4,567)		84,222

Total Operating expenses:	498,765	295,182	27,355		821,302

Loss from operations	(487,185)	(295,182)	(27,355)		(809,722)
Other income (expense), net:
Interest income	47,482	47,995	7,252		102,729
Interest and other expense	(303)	(8)	(5)		(316)
Change in fair value of warrant liability and contingent earn-out shares	115	9,057	(107)		9,065

Total Other income, net:	47,294	57,044	7,140		111,478

Loss before income taxes	(439,891)	(238,138)	(20,215)		(698,244)
Benefit from income taxes	3,524	—	—		3,524

Net loss	$(436,367)	$(238,138)	$(20,215)		$(694,720)

Net loss per share attributable to common stockholders, basic and diluted	$(3.86)				$(6.14)
Weighted-average common shares used to compute net loss per share, basic and diluted	113,149,869				113,149,869

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The historical information of Revolution Medicines and EQRx is presented in accordance with accounting principles generally accepted in the United States of America.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, assumes that the EQRx Acquisition took place as of January 1, 2023, and combine the historical results of Revolution Medicines and EQRx for the periods then ended.

The unaudited pro forma condensed combined statements of operations do not reflect the income tax effects of the pro forma adjustments. Given the combined entity is expected to incur future losses, a full valuation allowance is anticipated to be recorded on any deferred taxes and therefore no income taxes are estimated for purposes of the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined statements of operations, including the notes thereto, should be read in conjunction with:

•

The audited historical consolidated financial statements of Revolution Medicines as of and for the year ended December 31, 2023, and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on February 26, 2024;

•

The unaudited historical consolidated financial statements of EQRx as of and for the nine months ended September 30, 2023, and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on November 6, 2023.

This unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the combined entity’s financial condition or results of operations would have been had the EQRx Acquisition occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined entity.

Revolution Medicines believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the EQRx Acquisition based on information currently available to management.

Based on its analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined statements of operations. As a result, the unaudited pro forma condensed combined statements of operations do not assume any differences in accounting policies.

Note 2. Reclassification adjustments

Reclassification adjustments that have been made to the historical presentation of EQRx to conform to the financial statement presentation of the Revolution Medicines are as follows (in thousands):

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2023

(in thousands)

Revolution Medicines Statement of Operations Presentation	EQRx Statement of Operations Historical Presentation	Before Reclassification	Reclassification	After Reclassification
Change in fair value of warrant liability and contingent earn-out shares			$9,057	$9,057
	Change in fair value of contingent earn-out liability	$4,556	$(4,556)	$—
	Change in fair value of warrant liabilities	$4,501	$(4,501)	$—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the period from October 1, 2023 through November 9, 2023
(in thousands)

Revolution Medicines Statement of Operations Presentation	EQRx Statement of Operations Historical Presentation	Before Reclassification	Reclassification	After Reclassification
Change in fair value of warrant liability and contingent earn-out shares			$(107)	$(107)
	Change in fair value of warrant liabilities	$(107)	$107	$—

There were no adjustments that affected pro forma condensed combined statements of operations for the year ended December 31, 2023.